United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Interim Financial Statements

June 30, 2019

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders Vale S.A.

Introduction

We have reviewed the interim financial information accompanying consolidated and parent company interim accounting information of Vale S.A. (“Company”), included in the Quarterly Information Form - ITR for the quarter ended June 30, 2019, which comprises the parent company and consolidated statements of financial position as of June 30, 2019 and the respective parent company and consolidated income statements and the statements of comprehensive income for the three and six-month periods then ended, the statement of changes in equity for the six-month period then ended, the parent company statement of cash flows for the six-month period then ended and the consolidated statements of cash flows for the three and six-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

(A free translation of the original in Portuguese)

Vale S.A.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis of matter

Brumadinho’s dam failure

We draw attention to Note 3 to the consolidated and parent company interim accounting information that describes the actions taken by the Company and the impacts on the interim accounting information as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

(A free translation of the original in Portuguese)

Vale S.A.

Other matters

Value added statements

We have also reviewed the consolidated and parent company value added statements for the six-month period ended June 30, 2019. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information - ITR and are considered supplementary information under IFRS, which do not require the presentation of the value added statement. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the consolidated and parent company interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form - ITR mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the income statement and statements of comprehensive income for the quarter and six-month periods ended June 30, 2018, and the changes in equity, cash flows and value added for the six-month period then ended, obtained from the Quarterly Information Form - ITR for that quarter, and also to the statement of financial position as at December 31, 2018, obtained from the financial statements at December 31, 2018. The review of the Quarterly Information - ITR for the quarter ended June 30, 2018 and the audit of the financial statements for the year ended December 31, 2018 were conducted by other independent auditors, who issued, respectively, an unqualified review report, dated July 25, 2018, and an unqualified audit report  dated March 27, 2019, which included an emphasis of matter paragraph related to a subsequent event  resulting from the Brumadinho’s dam failure occurred on January 25, 2019.

Rio de Janeiro, July 31, 2019

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2019	2018	2019	2018
Continuing operations
Net operating revenue	4(c)	36,005	31,234	66,957	59,166
Cost of goods sold and services rendered	5(a)	(20,282)	(19,463)	(38,032)	(36,433)
Gross profit		15,723	11,771	28,925	22,733

Operating expenses
Selling and administrative expenses	5(b)	(427)	(440)	(845)	(842)
Research and evaluation expenses		(350)	(330)	(619)	(553)
Pre-operating and operational stoppage	3(d)	(1,313)	(242)	(2,128)	(495)
Brumadinho event	3	(5,921)	—	(23,236)	—
Other operating expenses, net	5(c)	(153)	(392)	(471)	(798)
		(8,164)	(1,404)	(27,299)	(2,688)
Impairment and disposals of non-current assets	3	(422)	10	(1,203)	(42)
Operating income		7,137	10,377	423	20,003

Financial income	6	479	287	843	669
Financial expenses	6	(2,930)	(2,731)	(5,891)	(4,841)
Other financial items, net	6	(383)	(8,486)	(376)	(8,829)
Equity results and other results in associates and joint ventures	13 and 17	(2,862)	(1,370)	(2,548)	(1,141)
Income (loss) before income taxes		1,441	(1,923)	(7,549)	5,861

Income taxes	7
Current tax		(1,427)	(460)	(2,388)	(755)
Deferred tax		(432)	2,753	2,973	709
		(1,859)	2,293	585	(46)

Net income (loss) from continuing operations		(418)	370	(6,964)	5,815
Net income (loss) attributable to noncontrolling interests		(34)	25	(158)	87
Net income (loss) from continuing operations attributable to Vale’s stockholders		(384)	345	(6,806)	5,728

Discontinued operations
Loss from discontinued operations		—	(39)	—	(310)
Loss from discontinued operations attributable to Vale’s stockholders		—	(39)	—	(310)

Net income (loss)		(418)	331	(6,964)	5,505
Net income (loss) attributable to noncontrolling interests		(34)	25	(158)	87
Net income (loss) attributable to Vale’s stockholders		(384)	306	(6,806)	5,418

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share:	8
Common share (R$)		(0.07)	0.06	(1.31)	1.03

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian reais, except earnings per share data

	Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Continuing operations
Net operating revenue	19,763	18,427	36,548	34,132
Cost of goods sold and services rendered	(9,097)	(9,605)	(18,298)	(17,981)
Gross profit	10,666	8,822	18,250	16,151

Operating income (expenses)
Selling and administrative expenses	(204)	(226)	(405)	(452)
Research and evaluation expenses	(176)	(192)	(335)	(339)
Pre-operating and operational stoppage	(1,269)	(182)	(2,045)	(383)
Equity results from subsidiaries	2,921	1,346	6,996	3,573
Brumadinho event	(5,921)	—	(23,236)	—
Other operating income (expenses), net	658	(287)	345	(550)
	(3,991)	459	(18,680)	1,849
Impairment and disposals of non-current assets	(431)	(144)	(1,062)	(224)
Operating income (loss)	6,244	9,137	(1,492)	17,776

Financial income	58	46	168	105
Financial expenses	(2,597)	(2,674)	(5,745)	(4,563)
Other financial items, net	(303)	(8,284)	(148)	(8,619)
Equity results and other results in associates and joint ventures	(2,862)	(1,370)	(2,548)	(1,141)
Income (loss) before income taxes	540	(3,145)	(9,765)	3,558

Income taxes
Current tax	(1,056)	1	(1,548)	—
Deferred tax	132	3,489	4,507	2,170
	(924)	3,490	2,959	2,170
Net income (loss) from continuing operations	(384)	345	(6,806)	5,728

Discontinued operations
Loss from discontinued operations	—	(39)	—	(310)
Net income (loss)	(384)	306	(6,806)	5,418

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share:
Common share (R$)	(0.07)	0.06	(1.31)	1.03

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Net income (loss)	(418)	331	(6,964)	5,505
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	(584)	(208)	(549)	(32)
Fair value adjustment to investment in equity securities	(215)	285	(362)	171
Transfer to reserve	—	16	—	(51)
Total items that will not be subsequently reclassified to income statement, net of tax	(799)	93	(911)	88

Items that may be subsequently reclassified to income statement
Translation adjustments	(902)	14,908	277	14,969
Net investments hedge (note 20c)	128	(1,934)	84	(2,030)
Transfer of realized results to net income	—	—	—	(257)
Total of items that may be subsequently reclassified to income statement, net of tax	(774)	12,974	361	12,682
Total comprehensive income (loss)	(1,991)	13,398	(7,514)	18,275

Comprehensive income (loss) attributable to noncontrolling interests	(39)	240	(167)	318
Comprehensive income (loss) attributable to Vale’s stockholders	(1,952)	13,158	(7,347)	17,957
From continuing operations	(1,952)	13,158	(7,347)	17,941
From discontinued operations	—	—	—	16
	(1,952)	13,158	(7,347)	17,957

	Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Net income (loss)	(384)	306	(6,806)	5,418
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	(20)	(28)	(34)	(37)
Fair value adjustment to investment in equity securities	(174)	235	(288)	149
Equity results in associates and joint ventures	(605)	(130)	(589)	27
Transfer to reserve	—	16	—	(51)
Total items that will not be subsequently reclassified to income statement, net of tax	(799)	93	(911)	88

Items that may be subsequently reclassified to income statement
Translation adjustments	(897)	14,693	286	14,593
Net investments hedge (note 20c)	128	(1,934)	84	(2,030)
Transfer of realized results to net income	—	—	—	(112)
Total of items that may be subsequently reclassified to income statement, net of tax	(769)	12,759	370	12,451
Total comprehensive income (loss)	(1,952)	13,158	(7,347)	17,957

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	1,441	(1,923)	(7,549)	5,861
Adjusted for:
Equity results and other results in associates and joint ventures	2,862	1,370	2,548	1,141
Impairment and disposal of non-current assets	422	(10)	1,203	42
Depreciation, amortization and depletion	3,786	3,112	6,815	5,946
Financial results, net	2,834	10,930	5,424	13,001
Other	(1,084)	—	(1,084)	—
Changes in assets and liabilities:
Accounts receivable	(2,186)	589	(141)	630
Inventories	901	(885)	(805)	(732)
Suppliers and contractors (1)	1,925	(205)	1,563	(1,377)
Provision - Payroll, related charges and others remunerations	647	626	(1,111)	(1,027)
Proceeds from cobalt stream transaction	—	2,603	—	2,603
Liabilities related to Brumadinho (note 3)	4,111	—	13,428	—
De-characterization of the upstream dams (note 3)	319	—	7,456	—
Other assets and liabilities, net	(1,703)	(1,512)	(2,006)	(1,815)
	14,275	14,695	25,741	24,273
Interest on loans and borrowings paid (note 16)	(942)	(994)	(1,869)	(2,231)
Derivatives received (paid), net	(15)	37	(455)	(43)
Interest on participative stockholders’ debentures paid	(351)	(245)	(351)	(245)
Income taxes (including settlement program)	(1,403)	(577)	(3,241)	(1,754)
Net cash provided by operating activities from continuing operations	11,564	12,916	19,825	20,000

Cash flow from investing activities:
Capital expenditures	(2,866)	(2,540)	(5,171)	(5,425)
Additions to investments	(1)	(18)	(2)	(76)
Acquisition of subsidiary, net of cash (note 12c)	—	—	(1,884)	—
Proceeds from disposal of assets and investments	46	925	393	4,461
Dividends received from associates and joint ventures	761	505	761	538
Restricted cash and judicial deposits (note 3)	471	—	(12,571)	—
Others investments activities, net (2)	(751)	(442)	(653)	8,208
Net cash provided by (used in) investing activities from continuing operations	(2,340)	(1,570)	(19,127)	7,706

Cash flow from financing activities:
Loans and borrowings from third-parties (note 16)	1,169	2,814	8,102	2,814
Payments of loans and borrowings from third-parties (note 16)	(6,411)	(9,365)	(7,200)	(16,813)
Payments of leasing	(13)	—	(301)	—
Dividends and interest on capital paid to stockholders	—	—	—	(4,721)
Dividends and interest on capital paid to noncontrolling interest	(51)	(20)	(288)	(310)
Transactions with noncontrolling stockholders	—	—	—	(56)
Net cash provided by (used in) financing activities from continuing operations	(5,306)	(6,571)	313	(19,086)

Net cash used in discontinued operations	—	(7)	—	(157)

Increase in cash and cash equivalents	3,918	4,768	1,011	8,463
Cash and cash equivalents in the beginning of the period	19,513	17,841	22,413	14,318
Effect of exchange rate changes on cash and cash equivalents	(255)	2,002	(248)	2,161
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	—	(54)	—	(385)
Cash and cash equivalents at end of the period	23,176	24,557	23,176	24,557

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	155	160	296	354

(1) Includes variable lease payments.

(2) Includes loans and advances from/to related parties. For the six-month period ended June 30, 2018, includes proceeds received from Nacala project finance (note 25b) in the amount of R$8,434.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Six-month period ended June 30,
	2019	2018
Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	(9,765)	3,558
Adjusted for:
Equity results from subsidiaries	(6,996)	(3,573)
Equity results and other results in associates and joint ventures	2,548	1,141
Impairment and disposal of non-current assets	1,062	224
Depreciation, amortization and depletion	3,705	2,903
Financial results, net	5,725	13,077
Other	(1,084)	—
Changes in assets and liabilities:
Accounts receivable	4,882	1,547
Inventories	(497)	(60)
Suppliers and contractors	2,028	698
Provision - Payroll, related charges and others remunerations	(578)	(577)
Liabilities related to Brumadinho (note 3)	13,428	—
De-characterization of the upstream dams (note 3)	7,456	—
Other assets and liabilities, net	(1,036)	151
	20,878	19,089
Interest on loans and borrowings paid	(2,408)	(1,028)
Derivatives paid, net	(335)	(112)
Interest on participative stockholders’ debentures paid	(351)	(245)
Income taxes (including settlement program)	(2,133)	(826)
Net cash provided by operating activities from continuing operations	15,651	16,878

Cash flow from investing activities:
Capital expenditures	(2,725)	(3,645)
Additions to investments	(2,334)	(882)
Proceeds from disposal of assets and investments	16	414
Dividends received	1,081	1,998
Restricted cash and judicial deposits (note 3)	(12,571)	—
Others investments activities, net (1)	(1,464)	(1,881)
Net cash used in investing activities from continuing operations	(17,997)	(3,996)

Cash flow from financing activities:
Loans and borrowings from third-parties	2,894	2,814
Payments of loans and borrowings from third-parties	(3,686)	(8,433)
Payments of leasing	(53)	—
Dividends and interest on capital paid to stockholders	—	(4,721)
Net cash used in financing activities from continuing operations	(845)	(10,340)

Increase (decrease) in cash and cash equivalents	(3,191)	2,542
Cash and cash equivalents in the beginning of the period	4,835	1,876
Cash and cash equivalents at end of the period	1,644	4,418

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	295	353

(1) Includes loans and advances from/to related parties.

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		23,176	22,413	1,644	4,835
Accounts receivable	9	11,432	10,261	12,576	17,333
Other financial assets	11	1,542	1,683	374	360
Inventories	10	18,105	17,216	5,271	4,775
Prepaid income taxes		1,949	2,104	1,641	1,938
Recoverable taxes		2,621	3,422	1,170	2,024
Others		2,163	2,157	2,001	2,096
		60,988	59,256	24,677	33,361

Non-current assets
Judicial deposits	22(c)	19,298	6,649	18,731	6,274
Other financial assets	11	11,946	12,180	5,307	5,276
Prepaid income taxes		2,664	2,107	419	—
Recoverable taxes		1,956	2,913	1,317	2,281
Deferred income taxes	7(a)	29,501	26,767	22,214	17,536
Others		1,408	1,015	1,305	1,163
		66,773	51,631	49,293	32,530

Investments	13	11,938	12,495	147,117	139,510
Intangibles	14	33,118	30,850	15,872	15,622
Property, plant and equipment	15	194,052	187,481	104,145	103,816
		305,881	282,457	316,427	291,478
Total assets		366,869	341,713	341,104	324,839

Liabilities
Current liabilities
Suppliers and contractors		14,971	13,610	9,413	7,342
Loans and borrowings	16	4,931	3,889	3,156	2,523
Leases	2(c)	914	—	370	—
Other financial liabilities	11	4,250	6,213	5,213	5,083
Taxes payable		2,325	1,659	1,493	806
Settlement program (“REFIS”)	7(c)	1,706	1,673	1,671	1,638
Liabilities related to associates and joint ventures	17	1,579	1,120	1,579	1,120
Provisions	21	3,609	5,278	2,146	3,331
Liabilities related to Brumadinho	3	8,889	—	8,889	—
De-characterization of dams	3	1,486	—	1,486	—
Others		4,516	1,843	2,777	2,743
		49,176	35,285	38,193	24,586
Non-current liabilities
Loans and borrowings	16	55,580	56,039	21,597	23,082
Leases	2(c)	6,134	—	1,921	—
Other financial liabilities	11	12,319	10,511	71,620	71,740
Settlement program (“REFIS”)	7(c)	14,620	15,179	14,329	14,876
Deferred income taxes	7(a)	5,629	5,936	—	—
Provisions	21	31,055	27,491	10,409	9,758
Liabilities related to Brumadinho	3	4,631	—	4,631	—
De-characterization of dams	3	6,247	—	6,247	—
Liabilities related to associates and joint ventures	17	4,973	3,226	4,973	3,226
Deferred revenue - Gold stream		5,601	6,212	—	—
Others		4,921	8,151	4,044	7,168
		151,710	132,745	139,771	129,850
Total liabilities		200,886	168,030	177,964	154,436

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		163,140	170,403	163,140	170,403
Equity attributable to noncontrolling interests		2,843	3,280		—
Total stockholders’ equity		165,983	173,683	163,140	170,403
Total liabilities and stockholders’ equity		366,869	341,713	341,104	324,839

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Accumulated deficit	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2018	77,300	50	3,634	(2,714)	42,502	(6,604)	(3,248)	59,483	—	170,403	3,280	173,683
Loss	—	—	—	—	—	—	—	—	(6,806)	(6,806)	(158)	(6,964)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(549)	—	—	(549)	—	(549)
Net investments hedge (note 20c)	—	—	—	—	—	—	—	84	—	84	—	84
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	(362)	—	—	(362)	—	(362)
Translation adjustments	—	—	—	—	—	—	(11)	297	—	286	(9)	277
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	56	56
Assignment and transfer of shares (note 24)	—	—	—	—	—	84	—	—	—	84	—	84
Balance at June 30, 2019	77,300	50	3,634	(2,714)	42,502	(6,520)	(4,170)	59,864	(6,806)	163,140	2,843	165,983

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2017	77,300	50	3,634	(2,663)	24,539	(2,746)	(3,912)	47,556	—	143,758	4,348	148,106
Net income	—	—	—	—	—	—	—	—	5,418	5,418	87	5,505
Other comprehensive income:
Retirement benefit obligations	—	—	—	(51)	—	—	(32)	—	—	(83)	—	(83)
Net investments hedge (note 20c)	—	—	—	—	—	—	—	(2,030)	—	(2,030)	—	(2,030)
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	171	—	—	171	—	171
Translation adjustments	—	—	—	—	—	—	(257)	14,738	—	14,481	231	14,712
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(312)	(312)
Acquisitions and disposal of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(751)	(751)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	20	20
Balance at June 30, 2018	77,300	50	3,634	(2,714)	24,539	(2,746)	(4,030)	60,264	5,418	161,715	3,623	165,338

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Six-month period ended June 30,
	2019	2018	2019	2018
Generation of value added from continuing operations
Gross revenue
Revenue from products and services	67,715	59,952	37,208	34,678
Revenue from the construction of own assets	3,645	5,023	2,041	3,422
Other revenues	333	7,040	218	3,103
Less:
Cost of products, goods and services sold	(10,638)	(9,863)	(4,961)	(5,385)
Material, energy, third-party services and other	(16,268)	(16,929)	(5,608)	(6,454)
Impairment of non-current assets and others results	(1,203)	(42)	(1,062)	(224)
Brumadinho event	(23,236)	—	(23,236)	—
Other costs and expenses	(4,639)	(8,430)	(2,909)	(4,980)
Gross value added	15,709	36,751	1,691	24,160
Depreciation, amortization and depletion	(6,815)	(5,946)	(3,705)	(2,903)
Net value added	8,894	30,805	(2,014)	21,257

Received from third parties
Equity results from entities	(2,548)	(1,141)	4,448	2,432
Financial income	794	2,945	318	2,728
Total value added from continuing operations to be distributed	7,140	32,609	2,752	26,417
Value added from discontinued operations to be distributed	—	63	—	—
Total value added to be distributed	7,140	32,672	2,752	26,417

Direct compensation	3,953	4,328	1,702	2,241
Benefits	49	46	42	38
F.G.T.S	10	11	10	10
Federal taxes	2,448	2,993	(129)	(1,000)
State taxes	267	2,174	41	1,505
Municipal taxes	11	21	3	13
Interest (net derivatives and monetary and exhange rate variation)	6,108	15,903	5,965	15,741
Other remunerations of third party funds	1,258	1,628	1,924	2,451
Reinvested net income (absorbed loss)	(6,806)	5,418	(6,806)	5,418
Net income (loss) attributable to noncontrolling interest	(158)	87	—	—
Distributed value added from continuing operations	7,140	32,609	2,752	26,417
Distributed value added from discontinued operations	—	63	—	—
Distributed value added	7,140	32,672	2,752	26,417

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.            Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo — B3 S.A. (VALE3), New York - NYSE (VALE), Paris - NYSE Euronext (VALE3) and Madrid — LATIBEX (XVALO).

2.         Basis of preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”), as implemented in Brazil by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company’s Management.

The selected notes of the Parent Company are presented in a summarized form in note 26.

b)   Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2018. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the critical judgements and estimates made in determining the financial impacts arising from the Brumadinho dam failure, as described in note 3, and the new accounting policy related to the application of IFRS 16 Leases, which has been adopted by the Company since January 1, 2019 and is described in note 2(c).

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
US Dollar (“US$”)	3.8322	3.8748	3.9221	3.6056	3.8459	3.4274
Canadian dollar (“CAD”)	2.9274	2.8451	2.9312	2.7928	2.8833	2.6807
Euro (“EUR” or “€”)	4.3587	4.4390	4.4068	4.2944	4.3440	4.1430

The issue of these interim financial statements was authorized by the Executive Board on July 31, 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Changes in significant accounting policies

• IFRIC 23 Uncertainty over income tax treatments — IFRIC 23 became effective for annual periods beginning on or after January 1, 2019 and clarifies the measurement and recognition requirements of IAS 12 Income taxes. The Company has assessed these requirements brought by the new interpretation and concluded there is no significant impact on its interim financial statements.

• IFRS 16 Leases — The Company has applied IFRS 16 from January 1, 2019, the date of initial application, using the modified retrospective approach. Accordingly, the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. As a result of the IFRS 16 adoption, the Company has changed its accounting policy for lease contracts and the details of these changes are summarized below.

The ferrous minerals produced in Brazil are mainly shipped to Asia. The Company has leased the Ponta da Madeira and Itaguaí maritime terminals in Brazil, that are primarily for the delivery of iron ore and iron ore pellets to bulk carrier vessels. The remaining lease terms are, respectively, 4 and 7 years for the ports in Brazil. Vale also has a lease agreement for a maritime terminal in Oman, which is used to deliver iron ore pellets produced in that location. The remaining lease term is 24 years for the port in Oman.

Some of the delivery of iron ore from Brazil to the Asian clients are made through 5 time charter agreements, which have 11 years remaining on average. As part of the ferrous minerals segment, the Company also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease the pelletizing plants in Brazil.

In addition, the Company leases an oxygen plant dedicated to the base metals operation, as part of its nickel operation run in Canada. The remaining period of this lease agreement is 11 years.

The Company also has a long-term contract related to the right of use of certain locomotives dedicated to the transportation of the coal in Mozambique. This agreement has a remaining lease term of 7 years.

Vale has leased properties for its operational facilities and commercial and administrative offices in the various locations where the Company conducts its business.

Until December 31, 2018, these lease arrangements were classified as operating leases and were not recognized in the Company’s statement of financial position. The contractual payments were recognized in the income statement on a straight-line basis over the term of the lease.

As at January 1, 2019, these lease agreements were recognized in the statement of financial position and were measured discounting the remaining minimum contractual payments at the present value, using the Company’s incremental borrowing rate ranging from 3% to 6%, depending on the remaining lease term. The Company used the following practical expedients when applying IFRS 16:

•             Applied a single discount rate to a portfolio of leases with similar characteristics;

•             Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases of low-value assets. The payments associated to these leases will be recognized as an expense on a straight-line basis over the lease term; and

•             Used hindsight when determining the lease term, to determine if the contract contains options to extend or terminate the lease.

Following are the lease liabilities under IFRS 16 reconciled to the disclosed operating lease commitments under IAS 17 at December 31, 2018:

	Lease commitments disclosed on December 31, 2018	Contracts scoped out	Present value adjustment	Lease liability recognized on January 1, 2019
Ports	4,384	2	(1,415)	2,971
Vessels	2,980	(4)	(633)	2,343
Pellets plants	843	(57)	(201)	585
Properties	628	(2)	(95)	531
Energy plants	362	—	(114)	248
Locomotives	264	(28)	(62)	174
Mining equipment	215	(71)	(18)	126
Total	9,676	(160)	(2,538)	6,978

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and six-month periods ended June 30, 2019 were R$469 and R$1,179, respectively. The interest accretion recognized in the income statement is disclosed in note 6.

The lease liability is presented on the statement of financial position as “Leases” and the accounting policy related to leases is disclosed in note 15.

Changes in the recognized right-of-use assets related to the lease agreements are as follows:

	January 1, 2019	Additions (i)	Contract modification	Depreciation	Translation adjustment	June 30, 2019
Ports	2,971	7	—	(81)	(26)	2,871
Vessels	2,343	—	—	(91)	(24)	2,228
Pellets plants	585	229	—	(72)	—	742
Properties	531	—	(16)	(54)	(10)	451
Energy plants	248	—	—	(13)	11	246
Locomotives	174	—	—	(11)	(2)	161
Mining equipment	126	—	—	(24)	7	109
Total	6,978	236	(16)	(346)	(44)	6,808

(i) Additions mainly relates to the renewal of the contract with Nibrasco, which is a pelletizing plant. The new agreement expires in December 2022.

Following is the lease liability maturity of the agreements in place as at June 30, 2019, presented by contract nature:

	2019	2020	2021	2022	2023 onwards	Total
Ports	113	119	124	129	2,458	2,943
Vessels	132	165	161	161	1,640	2,259
Pellets plants	146	106	100	105	361	818
Properties	94	108	96	45	166	509
Energy plants	13	13	14	15	193	248
Locomotives	15	17	19	20	93	164
Mining equipment	23	34	20	20	10	107
Total	536	562	534	495	4,921	7,048

3.         Brumadinho dam failure

On January 25, 2019, a failure has been experienced in the Dam I of the Córrego do Feijão mine, which belongs to the Paraopeba Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil (“Brumadinho dam”). This dam, built under the upstream method, was inactive since 2016 (that is, without additional tailings disposal) and there was no other operational activity in the structure.

Under the upstream method, a dam is raised by building successive layers (“lifts”) above the tailings accumulated in the reservoir. There are two other raising methods, the ‘‘downstream’’ method and the ‘‘centerline’’ method. Each of these methods presents a different risk profile.

Due to the Brumadinho dam failure (“event”), 270 people lost their lives or are missing. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam and it is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings released have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The Paraopeba river and its ecosystems have also been impacted by the event.

The Company has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the dam failure. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam failure.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company established three Extraordinary Independent Consulting Committees to support the Board of Directors. All members of these committees are independent and unrelated to management or to the Company’s operations, to ensure that the initiatives and actions are unbiased. Following are the committees:

a)      The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam failure;

b)      The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support and recover those impacted and the areas affected by the failure of the Brumadinho dam, assuring that all necessary resources will be applied; and

c)      The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), dedicated to support the Board of Directors on questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations for actions to strengthen safety conditions of those dams.

In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback.

As a result of the dam failure, the Company recognized in the income statement a total impact of R$5,921 and R$23,236 for the three and six-month periods ended June 30, 2019 to meet its assumed obligations, including indemnification and donations to those affected by the event, remediation of the affected areas and compensation to the society. The financial impacts recognized on the statement of financial position and income statement are presented as follows:

a)  De-characterization of dams

On January 29, 2019, the Company informed the market and Brazilian authorities the decision to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method (same method as Brumadinho’s dam), located in Brazil. The “de-characterization” means that the structure will be dismantled so the structure is effectively no longer a dam. After the event, the Brazilian National Mining Agency (“Agência Nacional de Mineração — ANM”) set new safety criteria for dams, determining the de-characterization of structures built under the upstream method.

Following the Company’s decision and new standards set by ANM, the Company has undertaken an assessment of its dam structures since the event and recorded a provision in the first quarter of 2019 for the de-characterization of certain upstream structures that have been identified at that point in time. During the current quarter, Vale has concluded that other small structures should be de-characterized as well, leading to an additional provision of R$378, recognized in the income statement for the three-month period ended June 30, 2019.

Vale has developed engineering projects for the upstream structures and the total expected costs to carry out all de-characterization projects resulted in a provision of R$7,733, discounted at the present value using the discount rate of 3.61%. In addition, the Company recognized a provision of R$993 in relation to the de-characterization of the Germano tailings dam, owned by Samarco (note 17).

(a.i) Company’s dams

Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing in full and potentially reprocessing the tailings contained in the dams. Since the event, the Company has been working to develop detailed de-characterization engineering plan for each of these dams.

The updated plans indicate that for certain of these upstream dams, firstly, the Company will have to reinforce the downstream massive structures, and conclude the de-characterization subsequently, according to the geotechnical and geographic conditions of each of them. It was also considered whether additional containment structures should be built, depending on the safety level of the structure. The conceptual projects for the de-characterization were filed and the conceptual developing projects are also expected to be concluded in 2019.

The Company is currently working on the development of the engineering solution to de-characterize all of these structures and the detailed engineering projects will be filed later this year, which might result in material changes on the provided amount. Moreover, these projects filed during the year are subject to further review and eventual approval by the relevant authorities.

The measurement of the costs and recognition of the provision takes into consideration several assumptions and estimates, which rely on factors, for which some are not under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution. Therefore, changes in the critical assumptions and estimates may result in a material change to the amount provided as at June 30, 2019.

(a.ii) Associates and joint ventures upstream dams

Some of our investees also operate similar dam structures and as detailed in the note 17 to these financial statements, the Company recognized a provision of R$993 in the current period as “Equity results and other results in associates and joint ventures” in relation to the de-characterization of the Germano tailings dam.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also signed an instrument committing to donate to Brumadinho city, other institutions, to the families with missing members or affected by fatalities, to business owners of the region and families that resided in the Self-Saving Zone near to Brumadinho dam.

The agreements reached with the relevant authorities were signed with to compensate those affected by the event. As a result of these agreements outlined below, the Company recognized a provision in the income statement for the three and six-month periods ended June 30, 2019 in the amounts of R$331 and R$9,648, respectively.

Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river. In addition, Vale has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery.

These projects aiming to recover the environment and compensate the society resulted in a provision of R$4,482 recorded as at June 30, 2019.

The total amount of this provision may vary due to the early stage of the ongoing negotiations, timing and scope of the measures currently being discussed, which are subject to the approval and consent by the relevant authorities.

(b.i) Public Defendants

On April 5, 2019, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts.

(b.ii) Public Ministry of Labor

On July 15, 2019, Vale signed a final agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation.

Under the terms of the final agreement, Vale will either maintain the jobs of its direct employees and third-party employees until January 25, 2023 or convert this benefit into a cash compensation. The agreement also includes indemnification payments to the relatives of the fatal victims of the event, which may vary depending on their relationship with the victims, and a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 25 years old.

In addition, the agreement set a collective moral damage indemnification payment in the amount of R$400 that has to be paid by August 6, 2019.

(b.iii) Brazilian Federal Government, State of Minas Gerais, Public Prosecutors

On February 20, 2019, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make, subject to registration, emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu. Due to this agreement, the Company has been anticipating the indemnification to each family member through monthly payments during a 12-month period, which changes based on the age of the beneficiary, among other factors.

(b.iv) Environmental remediation and compensation

On July 8, 2019, Vale has entered into an agreement with Companhia de Saneamento de Minas Gerais (“COPASA”) to implement several actions to clean up the affected areas and to upgrade the retention water system alongside the Paraopeba River and some other collection water points nearby the affected area. In addition, the Company mobilized the dredging of part of the material released, including cleaning and de-sanding of the Paraopeba river channel.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Incurred expenses

The Company has incurred in expenses which do not qualify for provision and have been recognized straight to the income statement, in the amounts of R$621 and R$1,013 for the three and six-month periods ended June 30, 2019 respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d)  Operation stoppages

The Company has some suspended operations due to judicial decisions or technical analysis performed by the Company on its upstream dam structures. Such stoppage currently impacts 50 Mtpy of Vale’s production capacity of iron ore, which about 20 Mtpy is expected to be gradually resumed starting by the end of this fiscal year. The Company is working on legal and technical measures to resume these operations at the earliest.

The Company recorded a loss of R$939 and R$1,544 related to the operational stoppage and idle capacity of the ferrous mineral segment as “Pre-operating and operational stoppage” for the three and six-month periods ended June 30, 2019, respectively.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of R$251 and R$836 as “Impairment and disposal of non-current assets” in the three and six-month period ended June 30, 2019 in relation to the assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil.

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

Following these contingencies, approximately R$12.8 billion of the Company’s assets are blocked as at June 30, 2019, of which approximately R$366 were freeze on the Company’s bank accounts and R$12.4 billion were converted into judicial deposits as at June 30, 2019.

For the Brumadinho event, the Company has additional guarantees in the amount of R$5.3 billion, of which only R$500 were presented in court and used to release the respective judicial deposit during the period ended June 30, 2019.

Following the conclusion of the final agreement with the Public Prosecutor’s Office, signed on July 15, 2019 (subsequent event), the judicial deposit in the amount of R$1.6 billion, related to the Brumadinho event, was refunded to the Company.

On July 9, 2019 (subsequent event), the decision issued by the 6th Public Treasury Court of Minas Gerais authorized the substitution of R$5 billion, being R$2.5 billion for each of the two main lawsuits raised by the Public Prosecutors of Minas Gerais due to the dam I failure of Brumadinho, by guarantees. As of the date of issuance of these interim financial statements, such funds have not been released yet.

(f.i) Lawsuits

On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gerais and the State of Minas Gerais, the Company had restricted an amount cash on its bank accounts as collateral for the necessary measures to reassure the stability of the other dams of the Córrego do Feijão mine, provide accommodation and assistance to the affected people, remediate environmental and social impacts, among other obligations.

On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and two preliminary injunctions were granted determining a freezing on the Company’s bank accounts to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam failure. Following the final agreement reached with Public Ministry of Labor signed on July 15, 2019 (subsequent event), the amount has been released to the Company (note 22).

On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze an amount on the Company’s bank accounts, to secure funds to indemnify for potential damages that may arise from the evacuation of the community of Sebastião de Águas Claras — Macacos community.

On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and two preliminary injunctions were granted to freeze an amount of the Company’s assets, to secure funds for potential damages that may arise from evacuation of the communities in Barão de Cocais. On July 11, 2019 (subsequent event), these decisions were suspended, and the amount has been released to the Company (note 24).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(f.ii) Administrative sanctions

The Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250, which the Company expects to settle through environmental projects. Furthermore, the Secretary for Environment — SEMA Brumadinho imposed administrative fines, in the total amount of R$109. Both amounts are also provided as at June 30, 2019.

(f.iii) U.S. Securities class action suits

The Company became aware through public available information that Vale and certain of its current officers have been named as defendants in putative securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. However, neither the Company nor its officers have been officially served of any of these Complaints.

The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of a failure of the dam in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend these actions and mount a full defense against these claims. Based on the assessment of the Company´s legal consultants, although still in a very preliminary stage, the expectation of loss of this proceeding is classified as possible.

Considering that, no official service of process has been received to date, the very early stage of the aforementioned putative class action and the fact that no amounts have been claimed by the plaintiffs against the defendants, it is not possible, at the moment, to reliably estimate the potential amounts involved.

g) Insurance

The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recognized in Vale’s financial statements.

Critical accounting estimates and judgments

The measurement of the provisions require the use of assumptions that may be mainly affected by: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4.                            Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Coal and Base Metals. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of Adjusted LAJIDA (EBITDA).

In 2019, due to the Brumadinho dam failure, the Company has created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures that are implemented in Brumadinho and other affected areas. This Board reports to the CEO and assess the costs related to the Brumadinho event. These costs are not directly related to the Company’s operating activities and, therefore, were not allocated to any operating segment.

The Company allocate to “Others” the sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)        Adjusted LAJIDA (EBITDA)

Adjusted LAJIDA (EBITDA) is calculated for each segment using operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Consolidated
	Three-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	22,936	(8,209)	(572)	(95)	(923)	—	13,137
Iron ore Pellets	5,093	(2,254)	(14)	(22)	(51)	567	3,319
Ferroalloys and manganese	270	(218)	(6)	(1)	—	—	45
Other ferrous products and services	382	(323)	7	(3)	—	—	63
	28,681	(11,004)	(585)	(121)	(974)	567	16,564

Coal	1,009	(1,517)	7	(24)	—	111	(414)

Base metals
Nickel and other products	4,207	(3,108)	(87)	(30)	(16)	—	966
Copper	1,804	(921)	(11)	(27)	—	—	845
	6,011	(4,029)	(98)	(57)	(16)	—	1,811

Brumadinho event	—	—	(5,921)	—	—	—	(5,921)

Others	304	(316)	153	(148)	(10)	194	177
Total	36,005	(16,866)	(6,444)	(350)	(1,000)	872	12,217

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	16,608	(7,785)	(96)	(91)	(98)	2	8,540
Iron ore Pellets	5,469	(2,910)	(21)	(20)	(21)	391	2,888
Ferroalloys and manganese	415	(237)	(5)	(2)	—	—	171
Other ferrous products and services	428	(304)	4	(2)	(1)	—	125
	22,920	(11,236)	(118)	(115)	(120)	393	11,724

Coal	1,287	(1,186)	(25)	(21)	—	105	160

Base metals
Nickel and other products	4,858	(2,923)	(62)	(33)	(25)	—	1,815
Copper	1,916	(883)	(2)	(14)	—	—	1,017
	6,774	(3,806)	(64)	(47)	(25)	—	2,832

Others	253	(247)	(578)	(147)	(20)	112	(627)
Total from continuing operations	31,234	(16,475)	(785)	(330)	(165)	610	14,089

Discontinued operations (Fertilizers)	109	(121)	(11)	—	—	—	(23)
Total	31,343	(16,596)	(796)	(330)	(165)	610	14,066

(i) Restated including in “Others” a loss of R$98 related to provision for litigation.

	Consolidated
	Six-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	39,824	(14,413)	(621)	(166)	(1,524)	—	23,100
Iron ore Pellets	11,413	(5,099)	(28)	(39)	(88)	567	6,726
Ferroalloys and manganese	594	(436)	(9)	(2)	—	—	147
Other ferrous products and services	783	(610)	4	(3)	—	—	174
	52,614	(20,558)	(654)	(210)	(1,612)	567	30,147

Coal	2,267	(3,118)	3	(46)	—	217	(677)

Base metals
Nickel and other products	7,908	(5,707)	(133)	(56)	(46)	—	1,966
Copper	3,580	(1,774)	(12)	(47)	—	—	1,747
	11,488	(7,481)	(145)	(103)	(46)	—	3,713

Brumadinho event	—	—	(23,236)	—	—	—	(23,236)

Others	588	(634)	(406)	(260)	(10)	194	(528)
Total	66,957	(31,791)	(24,438)	(619)	(1,668)	978	9,419

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	31,886	(14,541)	(137)	(156)	(211)	2	16,843
Iron ore Pellets	10,611	(5,548)	(26)	(36)	(31)	391	5,361
Ferroalloys and manganese	821	(479)	(8)	(3)	—	—	331
Other ferrous products and services	800	(541)	(5)	(2)	(1)	—	251
	44,118	(21,109)	(176)	(197)	(243)	393	22,786

Coal	2,521	(2,272)	(19)	(32)	—	298	496

Base metals
Nickel and other products	8,533	(5,214)	(110)	(62)	(52)	—	3,095
Copper	3,543	(1,687)	(5)	(26)	—	—	1,825
	12,076	(6,901)	(115)	(88)	(52)	—	4,920

Others	451	(472)	(1,225)	(236)	(38)	145	(1,375)
Total from continuing operations	59,166	(30,754)	(1,535)	(553)	(333)	836	26,827

Discontinued operations (Fertilizers)	397	(393)	(15)	—	—	—	(11)
Total	59,563	(31,147)	(1,550)	(553)	(333)	836	26,816

(i) Restated including in “Others” a loss of R$244 related to provision for litigation.

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) for the period as follows:

From continuing operations

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Net income (loss) from continuing operations	(418)	370	(6,964)	5,815
Depreciation, depletion and amortization	3,786	3,112	6,815	5,946
Income taxes	1,859	(2,293)	(585)	46
Financial results	2,834	10,930	5,424	13,001
LAJIDA (EBITDA)	8,061	12,119	4,690	24,808

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	2,862	1,370	2,548	1,141
Dividends received and interest from associates and joint ventures (i)	872	610	978	836
Impairment and disposal of non-current assets	422	(10)	1,203	42
Adjusted LAJIDA (EBITDA) from continuing operations	12,217	14,089	9,419	26,827

(i) Includes remuneration of the financial instrument in the coal segment.

From discontinued operations

	Consolidated
	Three-month period ended June 30, 2018	Six-month period ended June 30, 2018
Loss from discontinued operations	(39)	(310)
Income taxes	(30)	(134)
Financial results	6	18
LAJIDA (EBITDA)	(63)	(426)

Items to reconciled adjusted LAJIDA (EBITDA)
Impairment of non-current assets	40	415
Adjusted LAJIDA (EBITDA) from discontinued operations	(23)	(11)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)   Assets by segment

	Consolidated
	June 30, 2019			December 31, 2018
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	9,185	7,100	130,255	8,562	7,030	121,572
Coal	445	598	6,262	461	1,228	6,157
Base metals	4,534	52	84,690	4,443	54	82,515
Others	66	4,188	5,963	45	4,183	8,087
Total	14,230	11,938	227,170	13,511	12,495	218,331

	Consolidated
	Three-month period ended June 30,
	2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,226	341	2,085	1,050	612	1,532
Coal	105	—	235	67	53	200
Base metals	1,013	164	1,396	682	69	1,328
Others	12	5	70	7	—	52
Total	2,356	510	3,786	1,806	734	3,112

	Consolidated
	Six-month period ended June 30,
	2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,278	665	3,701	2,095	1,689	2,938
Coal	295	—	420	146	81	412
Base metals	1,701	205	2,554	1,271	118	2,465
Others	14	13	140	10	15	131
Total	4,288	883	6,815	3,522	1,903	5,946

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of R$7,133 and R$7,202 in June 30, 2019 and R$7,133 and R$7,022 in December 31, 2018, respectively.

(ii) Cash outflows.

Base metals

Onça Puma

In June 2019, the Federal Regional Court ordered the suspension nickel processing activities at the Onça Puma plant. The mining activities in the Onça Puma mine have been halted since September 2017 by means of a prior judicial decision. The Company is challenging and appealing of the suspension decisions, but it is not possible to anticipate when Onça Puma activities will resume. In December 31, 2018, the Company calculated the recoverable amount and no losses were identified. As of June 30, 2019, the Company assessed the impairment trigger described above and concluded that it does not impact Onça Puma’s recoverable amount and, therefore, no loss were recognized in the income statement for the period ended June 30, 2019.

Cobalt streaming transaction

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Upon completion of the transaction, the Company received an upfront payment of R$2,603 (US$690 million) in cash, R$1,471 (US$390 million) from Wheaton and R$1,132 (US$300 million) from Cobalt 27, which has been recorded as others non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)   Net operating revenue, by destination

	Consolidated
	Three-month period ended June 30, 2019
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	569	—	647	—	1,216
United States of America	483	—	956	—	1,439
Germany	1,208	—	575	—	1,783
Europe, except Germany	1,836	168	1,644	—	3,648
Middle East, Africa and Oceania	1,927	36	19	—	1,982
Japan	1,845	116	341	—	2,302
China	15,744	—	712	—	16,456
Asia, except Japan and China	2,012	566	913	—	3,491
Brazil	3,057	123	204	304	3,688
Net operating revenue	28,681	1,009	6,011	304	36,005

	Consolidated
	Three-month period ended June 30, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	702	—	659	—	1,361
United States of America	315	—	957	1	1,273
Germany	1,028	—	519	—	1,547
Europe, except Germany	2,078	322	1,665	—	4,065
Middle East, Africa and Oceania	1,814	119	21	—	1,954
Japan	2,225	—	524	—	2,749
China	11,131	—	755	—	11,886
Asia, except Japan and China	1,523	797	1,420	—	3,740
Brazil	2,104	49	254	252	2,659
Net operating revenue	22,920	1,287	6,774	253	31,234

	Consolidated
	Six-month period ended June 30, 2019
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,177	—	1,481	—	2,658
United States of America	853	—	1,743	—	2,596
Germany	2,195	—	1,014	—	3,209
Europe, except Germany	3,390	568	3,141	—	7,099
Middle East, Africa and Oceania	4,300	138	41	—	4,479
Japan	3,647	362	674	—	4,683
China	27,987	—	1,251	—	29,238
Asia, except Japan and China	3,648	1,017	1,758	—	6,423
Brazil	5,417	182	385	588	6,572
Net operating revenue	52,614	2,267	11,488	588	66,957

	Consolidated
	Six-month period ended June 30, 2018
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	1,413	—	1,168	—	2,581
United States of America	582	—	1,749	25	2,356
Germany	2,081	—	748	—	2,829
Europe, except Germany	3,606	653	3,285	—	7,544
Middle East, Africa and Oceania	3,738	259	35	—	4,032
Japan	3,708	107	897	—	4,712
China	22,137	—	1,432	—	23,569
Asia, except Japan and China	2,647	1,284	2,226	—	6,157
Brazil	4,206	218	536	426	5,386
Net operating revenue	44,118	2,521	12,076	451	59,166

Provisionally priced commodities sales — At June 30, 2019, the Company had an estimated 13 million metric tons of iron ore and pellets (December 31, 2018: 27 million metric tons) and 111 thousand metric tons of copper (December 31, 2018: 78 thousand metric tons) provisionally priced based on forward prices.

The final price of these sales will be determined during the third quarter of 2019. A 10% change in the realized prices compared to the provisionally priced sales, all other factors held constant, would increase or reduce iron ore net income by R$567 and copper net income by R$307.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5.                                      Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Personnel	2,077	2,076	3,816	3,870
Materials and services	3,812	3,500	7,413	6,369
Fuel oil and gas	1,319	1,362	2,633	2,509
Maintenance	2,797	2,438	5,169	4,831
Energy	789	865	1,586	1,639
Acquisition of products	538	364	940	763
Depreciation and depletion	3,416	2,988	6,241	5,679
Freight	3,309	3,422	6,183	6,353
Others	2,225	2,448	4,051	4,420
Total	20,282	19,463	38,032	36,433

Cost of goods sold	19,610	18,877	36,752	35,368
Cost of services rendered	672	586	1,280	1,065
Total	20,282	19,463	38,032	36,433

b)        Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Personnel	163	145	337	347
Services	51	63	104	126
Depreciation and amortization	58	57	114	114
Others	155	175	290	255
Total	427	440	845	842

c)         Other operating (income) expenses, net

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Provision for litigations (i)	626	98	925	244
Profit sharing program	65	216	197	370
Others (ii)	(538)	78	(651)	184
Total	153	392	471	798

(i) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) Includes the reversal of amounts provided for legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6.                            Financial result

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Financial income
Short-term investments	181	182	354	264
Others	298	105	489	405
	479	287	843	669
Financial expenses
Loans and borrowings gross interest	(1,078)	(1,059)	(2,025)	(2,149)
Capitalized loans and borrowing costs	155	160	296	354
Participative stockholders’ debentures	(973)	(1,032)	(2,310)	(1,622)
Interest on REFIS	(165)	(185)	(325)	(372)
Interest on lease liabilities	(97)	—	(169)	—
Others	(772)	(615)	(1,358)	(1,052)
	(2,930)	(2,731)	(5,891)	(4,841)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	218	(8,522)	169	(8,938)
Derivative financial instruments	255	(1,101)	595	(816)
Other foreign exchange gains (losses), net	(135)	1,532	(109)	1,714
Indexation losses, net	(721)	(395)	(1,031)	(789)
	(383)	(8,486)	(376)	(8,829)
Financial results	(2,834)	(10,930)	(5,424)	(13,001)

Net investment of foreign operation

Since January 1, 2019, the Company has considered certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in that foreign operation. The foreign exchange differences arising on the monetary item are recognized in other comprehensive income, in the “Cumulative translation adjustments”, and reclassified from stockholders’ equity to income statement at the moment of the disposal or partial disposal of the net investment. The Company recognized a gain of R$863 (R$569 net of taxes) and R$570 (R$376 net of taxes) for the three and six-month period ended June 30, 2019, respectively, in the “Cumulative translation adjustments” in stockholders’ equity.

7.                            Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follow:

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at March 31, 2019	30,049	5,938	24,111
Effect in income statement	(476)	(44)	(432)
Translation adjustment	(76)	(11)	(65)
Other comprehensive income	4	(254)	258
Balance at June 30, 2019	29,501	5,629	23,872

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at March 31, 2018	20,298	5,665	14,633
Effect in income statement	2,813	60	2,753
Transfers between asset and liabilities	2	2	—
Translation adjustment	1,033	795	238
Other comprehensive income	1,044	(50)	1,094
Effect of discontinued operations
Effect in income statement	30	—	30
Transfer to net assets held for sale	(21)	—	(21)
Balance at June 30, 2018	25,199	6,472	18,727

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	26,767	5,936	20,831
Effect in income statement	2,807	(166)	2,973
Translation adjustment	(46)	97	(143)
Other comprehensive income	(27)	(238)	211
Balance at June 30, 2019	29,501	5,629	23,872

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2017	21,959	5,687	16,272
Effect in income statement	768	59	709
Transfers between asset and liabilities	29	29	—
Translation adjustment	1,016	718	298
Other comprehensive income	1,333	(21)	1,354
Effect of discontinued operations
Effect in income statement	134	—	134
Transfer to net assets held for sale	(40)	—	(40)
Balance at June 30, 2018	25,199	6,472	18,727

b)        Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement for the period is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Income (loss) before income taxes	1,441	(1,923)	(7,549)	5,861
Income taxes at statutory rate - 34%	(490)	654	2,567	(1,993)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	1,372	—	1,588
Tax incentives	118	563	239	651
Equity results	121	60	256	153
Unrecognized tax losses of the period	(996)	(398)	(1,629)	(875)
Others	(612)	42	(848)	430
Income taxes	(1,859)	2,293	585	(46)

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c) Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. At June 30, 2019, the balance of R$16,326 (R$1,706 classified as current liabilities and R$14,620 classified as non-current liabilities) is due in 112 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

8.                            Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	(384)	345	(6,806)	5,728
Loss from discontinued operations	—	(39)	—	(310)
Net income (loss)	(384)	306	(6,806)	5,418

Thousands of shares
Weighted average number of shares outstanding - common shares	5,181,771	5,197,432	5,181,092	5,197,432

Basic and diluted earnings (loss) per share from continuing operations:
Common share (R$)	(0.07)	0.07	(1.31)	1.09
Basic and diluted loss per share from discontinued operations:
Common share (R$)	—	(0.01)	—	(0.06)
Basic and diluted earnings (loss) per share:
Common share (R$)	(0.07)	0.06	(1.31)	1.03

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.                  Accounts receivable

	Consolidated
	June 30, 2019	December 31, 2018
Accounts receivable	11,683	10,502
Expected credit loss	(251)	(241)
	11,432	10,261

Revenue related to the steel sector - %	87.61%	85.50%

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Impairment of accounts receivable recorded in the income statement	(12)	(17)	(12)	(17)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

10.           Inventories

	Consolidated
	June 30, 2019	December 31, 2018
Finished products	11,304	10,847
Work in progress	2,926	2,664
Consumable inventory	3,875	3,705
Total	18,105	17,216

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Provision for net realizable value	(139)	(61)	(206)	(67)

Finished and work in progress products inventories by segments are presented in note 4(b).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

11.                     Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Other financial assets
Financial investments	62	125	—	—
Bank accounts restricted	—	—	366	—
Loans	—	—	363	589
Derivative financial instruments (note 20)	220	149	1,789	1,520
Investments in equity securities (note 12)	—	—	3,278	3,823
Related parties - Loans (note 25)	1,260	1,409	6,150	6,248
	1,542	1,683	11,946	12,180
Other financial liabilities
Derivative financial instruments (note 20)	1,193	1,821	1,240	1,335
Related parties - Loans (note 25)	3,057	4,392	3,674	3,722
Participative stockholders’ debentures	—	—	7,405	5,454
	4,250	6,213	12,319	10,511

Participative stockholders’ debentures

On April 2, 2019, the Company provided R$382, as remuneration on its stockholders’ debentures.

12.                     Acquisitions and divestitures

a)        Fertilizers (discontinued operations)

In January 2018, the Company and The Mosaic Company (“Mosaic”) concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. The Company received R$3,495 (US$1,080 million) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s outstanding common shares after the issuance of these shares totaling R$2,907 (US$899 million), based on the Mosaic’s quotation at closing date of the transaction and a loss of R$184 was recognized in the income statement from discontinued operations.

Mosaic’s shares received have been accounted for as a financial investment measured at fair value through other comprehensive income.

In May 2018, the Company concluded the transaction entered with Yara International ASA to sell its assets located in Cubatão, Brazil and received R$882 (US$255 million) in cash and a loss of R$231 was recognized in the income statement from discontinued operations.

b) New Steel

On January 24, 2019, the Company acquired 100% of the voting capital of New Steel Global NV (“New Steel”) and gained its control for the total cash consideration of R$1,884 (US$496 million). New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process.

The consideration paid is mainly attributable to the research project and development intangible assets. When completed, the Company expects to use the beneficiation technique on its pelletizing operations.

The useful life of the intangible assets recognized will be defined when those assets are ready for use, which is at the beginning of the operational phase and, until then, those assets are not subject to amortization. Instead, they are reviewed for impairment annually, or more frequently when a trigger for impairment has been identified.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Details of the purchase price, and the net assets acquired are as follows:

January 24, 2019
Purchase price	1,884
Acquired assets	(67)
Intangibles (note 14)	(8)
Other assets	(59)
Assumed liabilities	63
Fair value adjustment of an intangible research and development asset (note 14)	(1,880)
—

c) Ferrous Resources Limited

In December 2018, the Company entered into an agreement to acquire the control of Ferrous Resources Limited, a company that currently owns and operates iron ore mines nearby some Company’s operations in Minas Gerais, Brazil for the amount of R$2,108 (US$550 million). In July 2019, the Company obtained the approval of the transaction by the Brazilian anti-trust authority (CADE), and thereby, expects to conclude it in the third quarter of 2019.

13.                     Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	Consolidated
	Associates	Joint ventures	Total
Balance at December 31, 2018	5,403	7,092	12,495
Additions	—	2	2
Translation adjustment	6	(8)	(2)
Equity results in income statement	33	719	752
Equity results in statement of comprehensive income	(14)	—	(14)
Impairment (i)	(630)	—	(630)
Dividends declared	(39)	(662)	(701)
Others	1	35	36
Balance at June 30, 2019	4,760	7,178	11,938

	Consolidated
	Associates	Joint ventures	Total
Balance at December 31, 2017	4,774	7,028	11,802
Additions	—	76	76
Translation adjustment	219	124	343
Equity results in income statement	10	440	450
Dividends declared	—	(525)	(525)
Transfer from non-current assets held for sale (ii)	280	—	280
Others	21	(6)	15
Balance at June 30, 2018	5,304	7,137	12,441

(i) The Company identified an impairment trigger on its investment in Henan Longyu Energy Resources and recognized a loss of R$630 within “Equity results and other results in associates and joint ventures” for the period ended June 30, 2019.

(ii) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the final settlement in January 2018 (note 12).

The investments by segments are presented in note 4(b).

b) Guarantees provided

As of June 30, 2019, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. were R$1,280 and R$5,169, respectively.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
		% voting		December 31,	Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	capital	June 30, 2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	111	88	15	5	21	10	—	2	—	2
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	319	404	37	63	104	113	126	56	126	56
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	314	323	32	30	79	78	148	87	148	87
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	369	312	26	54	57	106	109	122	109	122
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	635	575	80	113	194	211	182	127	182	127
MRS Logística S.A.	48.16	46.75	1,964	1,922	57	67	101	105	—	—	—	—
VLI S.A.	37.60	37.60	3,302	3,319	27	48	30	5	—	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	86	87	—	1	—	1	—	—	—	—
			7,100	7,030	274	381	586	629	565	394	565	394
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	598	1,228	15	28	(6)	41	—	—	—	—
			598	1,228	15	28	(6)	41	—	—	—	—
Base metals
Korea Nickel Corp.	25.00	25.00	52	54	—	1	(2)	4	—	—	—	—
			52	54	—	1	(2)	4	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,862	1,882	37	19	91	81	111	55	111	88
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	634	628	(2)	11	5	33	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	972	958	40	74	102	141	83	56	83	56
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	—	—	—	(267)	—	(407)	—	—	—	—
Mineração Rio do Norte S.A.	40.00	40.00	373	360	17	(31)	13	(21)	—	—	—	—
Others			347	355	(26)	(39)	(37)	(51)	2	—	2	—
			4,188	4,183	66	(233)	174	(224)	196	111	196	144
Total			11,938	12,495	355	177	752	450	761	505	761	538

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee. However, the Company has provided a financial guarantee to CSP, which has a fair value of R$573 as at June 30, 2019 and is recorded in the balance sheet as “Others non-current liabilities”.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14.                               Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions (i)	Right of use	Software	Research & development project and patents (ii)	Total
Balance at December 31, 2018	14,155	15,737	530	428	—	30,850
Additions	—	818	—	101	1,888	2,807
Disposals	—	(44)	—	(1)	—	(45)
Amortization	—	(519)	(3)	(151)	—	(673)
Translation adjustment	181	9	13	6	(30)	179
Balance at June 30, 2019	14,336	16,001	540	383	1,858	33,118
Cost	14,336	20,132	821	3,768	1,858	40,915
Accumulated amortization	—	(4,131)	(281)	(3,385)	—	(7,797)
Balance at June 30, 2019	14,336	16,001	540	383	1,858	33,118

(i) Based on technical studies carried out by an independent company and after approval by the regulatory agency (ANTT), the Company reduced the useful life of its railroad tracks in 2019.

(ii) Refers mainly to the acquisition of New Steel Global N.V. (note 12c).

	Consolidated
	Goodwill	Concessions	Right of use	Software	Research & development project and patents	Total
Balance at December 31, 2017	13,593	13,236	506	759	—	28,094
Additions	—	2,167	—	15	—	2,182
Disposals	—	(35)	—	—	—	(35)
Amortization	—	(224)	(12)	(205)	—	(441)
Translation adjustment	856	77	53	19	—	1,005
Balance at June 30, 2018	14,449	15,221	547	588	—	30,805
Cost	14,449	18,920	827	5,250	—	39,446
Accumulated amortization	—	(3,699)	(280)	(4,662)	—	(8,641)
Balance at June 30, 2018	14,449	15,221	547	588	—	30,805

Concessions

The Company started in 2018 the process of early renewal of its railway concessions, which expire in 2027. The early renewal of the concessions will be submitted to the Board of Directors, subject to the analysis of the compensations required by the government, including the implementation of the Midwest Integration Railroad (“FICO”), totaling 377 km between the Brazilian states of Mato Grosso and Goiás. The compensations required for the renewal will be formalized after the stage of public hearing.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.                     Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Lease agreements	Others	Constructions in progress	Total
Balance at December 31, 2018	2,459	42,434	43,536	24,826	32,931	—	28,175	13,120	187,481
Effects of IFRS 16 adoption (i)	—	—	—	—	—	6,978	—	—	6,978
Additions (ii)	—	—	—	—	—	236	—	6,626	6,862
Disposals	(78)	(423)	(117)	(98)	(613)	(16)	(644)	(100)	(2,089)
Assets retirement obligation	—	—	—	—	907	—	—	—	907
Depreciation, amortization and depletion	—	(1,000)	(1,228)	(1,645)	(1,235)	(346)	(1,264)	—	(6,718)
Translation adjustment	(1)	56	86	(62)	478	(44)	31	87	631
Transfers	1	342	486	2,092	1,284	—	1,575	(5,780)	—
Balance at June 30, 2019	2,381	41,409	42,763	25,113	33,752	6,808	27,873	13,953	194,052
Cost	2,381	71,380	68,038	48,783	67,152	7,383	47,036	13,953	326,106
Accumulated depreciation	—	(29,971)	(25,275)	(23,670)	(33,400)	(575)	(19,163)	—	(132,054)
Balance at June 30, 2019	2,381	41,409	42,763	25,113	33,752	6,808	27,873	13,953	194,052

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Lease agreements	Others	Constructions in progress	Total
Balance at December 31, 2017	2,375	40,028	38,986	22,803	29,999	—	27,104	20,240	181,535
Additions (ii)	—	—	—	—	—	—	—	3,443	3,443
Disposals	(1)	(121)	(125)	(52)	(15)	—	(185)	(26)	(525)
Assets retirement obligation	—	—	—	—	(50)	—	—	—	(50)
Depreciation, amortization and depletion	—	(1,035)	(1,210)	(1,490)	(993)	—	(1,177)	—	(5,905)
Translation adjustment	87	1,707	1,372	1,795	2,660	—	993	704	9,318
Transfers	24	1,372	3,837	1,999	913	—	2,177	(10,322)	—
Balance at June 30, 2018	2,485	41,951	42,860	25,055	32,514	—	28,912	14,039	187,816
Cost	2,485	68,696	66,957	47,677	61,175	—	42,264	14,039	303,293
Accumulated depreciation	—	(26,745)	(24,097)	(22,622)	(28,661)	—	(13,352)	—	(115,477)
Balance at June 30, 2018	2,485	41,951	42,860	25,055	32,514	—	28,912	14,039	187,816

(i) Refers to the recognition of right-of-use assets related to lease agreements in accordance with IFRS 16. Changes in leases by asset class are disclosed in note 2(c)

(ii) Includes capitalized borrowing costs.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16) compared to those disclosed in the financial statements as at December 31, 2018.

Accounting policy

Leases - At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate, initially measured using the index or rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.                     Loans, borrowings and cash and cash equivalents

a)             Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate” or “CDI”) and part denominated in US$, mainly time deposits.

b)        Loans and borrowings

i)           Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Principal in:
US$	1,716	993	40,948	39,909
EUR	—	—	4,139	4,217
R$	2,299	1,907	10,040	11,392
Other currencies	54	96	453	492
Accrued charges	862	893	—	29
Total	4,931	3,889	55,580	56,039

The future flows of debt payments, principal and interest, are as follows:

	Consolidated
	Principal	Estimated future interest payments (i)
2019	1,598	1,644
2020	4,629	3,302
2021	4,761	3,012
2022	9,741	2,656
Between 2023 and 2027	19,525	9,811
2028 onwards	19,395	13,156
Total	59,649	33,581

(i) Based on interest rate curves and foreign exchange rates applicable as at June 30, 2019 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

ii) Reconciliation of debt to cash flows arising from financing activities

Consolidated
Loans and borrowings
March 31, 2019	66,443
Additions	1,169
Repayments	(6,411)
Interest paid	(942)
Cash flow from financing activities	(6,184)

Effect of exchange rate	(780)
Interest accretion	1,032
Non-cash changes	252

June 30, 2019	60,511

Consolidated
Loans and borrowings
December 31, 2018	59,928
Additions	8,102
Repayments	(7,200)
Interest paid	(1,869)
Cash flow from financing activities	(967)

Effect of exchange rate	(356)
Interest accretion	1,906
Non-cash changes	1,550

June 30, 2019	60,511

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

iii) Credit lines

To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2020 and 2022, in the available amount of R$19,161 (US$5,000 million) to assist the short-term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of June 30, 2019, these lines are undrawn.

iv) Guarantees

As at June 30, 2019 and December 31, 2018, loans and borrowings are secured by property, plant and equipment in the amount of R$858 and R$857, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2019.

17.                     Liabilities related to associates and joint ventures

On November 5, 2015, a rupture has been experienced in the Fundão tailings dam, in Mariana (MG), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda (“BHP”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale S.A. and BHP agreed to stablish the Fundação Renova, an entity responsible to develop and implement 42 long-term mitigation and compensation programs.

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture.

Fundação Renova

During the second quarter of 2019, Fundação Renova reviewed the estimates of the costs required to mitigate and compensate the impacts from the rupture of Fundão dam. As a result, Vale recognized an additional provision of R$1,477, which is the present value of the revised estimate in relation to Vale’s responsibility to support Fundação Renova and is equivalent to 50% of Samarco’s additional obligations over the next 11 years.

Overall, the programs depend on future actions for their definition, which indicates a broad range of possible estimates. Estimates of mitigation and compensation actions may vary according to the progress of the ongoing programs developed by the Fundação Renova and changes in scope. The amounts disclosed in these interim financial statements have been determined based on Management’s best estimates and consider the facts and circumstances known to date.

The contingencies related to the Fundão dam rupture are disclosed in note 22.

Germano dam

Due to the new safety requirements set by ANM, Samarco prepared a project for the de-characterization of this dam. During May 2019, the concept of a project for the de-characterization of the Germano dam was filled. The conceptual project is expected to be concluded in August 2019 and is subject to further review and eventual approval by the competent authorities. Accordingly, based on the information available on the preparation of these interim financial statements, the estimated amount discounted at the present value using the rate of 3.61% and based on the expected cash outflows resulted in a provision of R$993 recorded as at June 30, 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The measurement of the costs and recognition of this provision takes into consideration several assumptions and estimates, which rely on factors, which some of that are not always under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution. Therefore, changes in the critical assumptions and estimates may result in a material change to the provided amount as at June 30, 2019.

The changes in the provision to meet the obligations under the agreement related to the Fundão dam rupture and to the de-characterization of Germano dam in the six-month period ended June 30, 2019 and 2018 are as follows:

	Consolidated
	2019	2018
Balance at January 1	4,346	3,296
Payments	(575)	(431)
Present value valuation	311	159
Provision increase	2,470	1,476
Balance at June 30	6,552	4,500

Current liabilities	1,579	1,051
Non-current liabilities	4,973	3,449
Liabilities	6,552	4,500

Samarco’s working capital

In addition to the provision, Vale S.A. made available in the three and six-month period ended June 30, 2019 the amount of R$118 and R$233, respectively, and the amount of R$71 and R$115 in the three and six-month period ended June 30, 2018, respectively, which was fully used to fund Samarco’s working capital and was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Until September 30, 2019, Vale S.A. may still provide a short-term credit facility up to R$374 to support the Samarco’s cash needs, without any binding obligation to Samarco. The availability of funds by the shareholders — Vale S.A. and BHP — is subject to the fulfillment of certain conditions, being deliberated by the shareholders, in the same bases and concomitantly, as they are necessary.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

Critical accounting estimates and judgments

The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18.       Financial instruments classification

	Consolidated
	June 30, 2019				December 31, 2018
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	23,176	—	—	23,176	22,413	—	—	22,413
Financial investments	—	—	62	62	—	—	125	125
Derivative financial instruments	—	—	220	220	—	—	149	149
Accounts receivable	11,102	—	330	11,432	10,679	—	(418)	10,261
Related parties	1,260	—	—	1,260	1,409	—	—	1,409
	35,538	—	612	36,150	34,501	—	(144)	34,357
Non-current
Bank accounts restricted	366	—	—	366	—	—	—	—
Derivative financial instruments	—	—	1,789	1,789	—	—	1,520	1,520
Investments in equity securities	—	3,278	—	3,278	—	3,823	—	3,823
Loans	363	—	—	363	589	—	—	589
Related parties	6,150	—	—	6,150	6,248	—	—	6,248
	6,879	3,278	1,789	11,946	6,837	3,823	1,520	12,180
Total of financial assets	42,417	3,278	2,401	48,096	41,338	3,823	1,376	46,537

Financial liabilities
Current
Suppliers and contractors	14,971	—	—	14,971	13,610	—	—	13,610
Leases	914	—	—	914	—	—	—	—
Derivative financial instruments	—	—	1,193	1,193	—	—	1,821	1,821
Loans and borrowings	4,931	—	—	4,931	3,889	—	—	3,889
Related parties	3,057	—	—	3,057	4,392	—	—	4,392
	23,873	—	1,193	25,066	21,891	—	1,821	23,712
Non-current
Leases	6,134	—	—	6,134	—	—	—	—
Derivative financial instruments	—	—	1,240	1,240	—	—	1,335	1,335
Loans and borrowings	55,580	—	—	55,580	56,039	—	—	56,039
Related parties	3,674	—	—	3,674	3,722	—	—	3,722
Participative stockholders’ debentures	—	—	7,405	7,405	—	—	5,454	5,454
	65,388	—	8,645	74,033	59,761	—	6,789	66,550
Total of financial liabilities	89,261	—	9,838	99,099	81,652	—	8,610	90,262

19.       Fair value estimate

a)   Assets and liabilities measured and recognized at fair value:

	Consolidated
	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial investments	62	—	—	62	125	—	—	125
Derivative financial instruments	—	678	1,331	2,009	—	525	1,144	1,669
Accounts receivable	—	330	—	330	—	(418)	—	(418)
Investments in equity securities	3,278	—	—	3,278	3,823	—	—	3,823
Total	3,340	1,008	1,331	5,679	3,948	107	1,144	5,199

Financial liabilities
Derivative financial instruments	—	1,916	517	2,433	—	2,466	690	3,156
Participative stockholders’ debentures	—	7,405	—	7,405	—	5,454	—	5,454
Total	—	9,321	517	9,838	—	7,920	690	8,610

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the six-month period ended in June 30, 2019.

The following table presents the changes in Level 3 assets and liabilities for the six-month period ended in June 30, 2019:

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2018	1,144	690
Gain and losses recognized in income statement	187	(173)
Balance at June 30, 2019	1,331	517

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Methods and techniques of evaluation

Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item “market curves” (note 27).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

b)   Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
June 30, 2019
Debt principal	59,649	63,408	40,886	22,522

December 31, 2018
Debt principal	59,006	63,013	41,408	21,605

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

20.                     Derivative financial instruments

a)   Derivatives effects on statement of financial position

	Consolidated
	Assets
	June 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	75	3	35	—
IPCA swap	25	389	27	324
Eurobonds swap	—	—	—	17
Pre-dolar swap	74	2	73	3
	174	394	135	344
Commodities price risk
Nickel	36	16	8	—
Bunker oil	5	—	3	—
	41	16	11	—

Options - MBR	—	1,278	—	1,144
Others	5	101	3	32
	5	1,379	3	1,176
Total	220	1,789	149	1,520

	Consolidated
	Liabilities
	June 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,082	386	1,481	380
IPCA swap	36	128	136	181
Eurobonds swap	19	46	19	—
Pre-dolar swap	35	144	40	72
	1,172	704	1,676	633
Commodities price risk
Nickel	20	15	31	8
Bunker oil	—	—	114	—
	20	15	145	8

Options - MBR	—	51	—	62
Conversion options - VLI	—	466	—	628
Others	1	4	—	4
	1	521	—	694
Total	1,193	1,240	1,821	1,335

b)   Effects of derivatives on the income statement and cash flow

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	65	(824)	37	(717)
IPCA swap	63	(237)	109	(180)
Eurobonds swap	(11)	(141)	(83)	(40)
Pre-dolar swap	(20)	(190)	(12)	(129)
	97	(1,392)	51	(1,066)
Commodities price risk
Nickel	(14)	19	60	32
Bunker oil	(1)	239	107	239
	(15)	258	167	271

Options - MBR	138	44	145	7
Conversion options - VLI	48	(7)	162	20
Others	(13)	(4)	70	(48)
	173	33	377	(21)
Total	255	(1,101)	595	(816)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(76)	(55)	(400)	(199)
IPCA swap	—	22	(101)	22
Eurobonds swap	—	(13)	(19)	(13)
Pre-dolar swap	63	52	55	49
	(13)	6	(465)	(141)
Commodities price risk
Nickel	3	35	16	73
Bunker oil	—	(4)	—	25
	3	31	16	98

Others	(5)	—	(6)	—
	(5)	—	(6)	—
Total	(15)	37	(455)	(43)

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Bunker oil	September 2019
Nickel	March 2021
Brent	December 2019
Others	December 2027

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale International Holding GmbH. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income, in the “Cumulative translation adjustments”. As at June 30, 2019, the carrying value of the debts designated as instrument hedge of these investments are R$9,568 (US$2,497 million) and R$3,269 (EUR750 million).

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Hedge in foreign operation, net of tax	128	(2,126)	84	(2,030)

21.          Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Payroll, related charges and other remunerations (i)	2,463	4,054	—	—
Onerous contracts	205	235	2,488	2,486
Environmental obligations	363	382	901	784
Asset retirement obligations	271	331	13,622	11,738
Provisions for litigation (note 22)	—	—	5,843	5,258
Employee postretirement obligations (note 23)	307	276	8,201	7,225
Provisions	3,609	5,278	31,055	27,491

(i) Change mainly due to payment of profit sharing program.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22.       Litigations

a)   Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,680	644	1,921	13	5,258
Additions and reversals, net (i)	11	659	235	20	925
Payments	(50)	(142)	(283)	—	(475)
Indexation and interest	(7)	76	57	6	132
Translation adjustment	8	(5)	—	—	3
Balance at June 30, 2019	2,642	1,232	1,930	39	5,843

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	2,483	432	1,924	34	4,873
Additions and reversals, net	23	51	180	(10)	244
Payments	(1)	(60)	(131)	(5)	(197)
Additions - discontinued operations	56	3	59	1	119
Indexation and interest	44	47	(7)	—	84
Translation adjustment	24	(4)	—	—	20
Balance at June 30, 2018	2,629	469	2,025	20	5,143

(i) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

b)   Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	Consolidated
	June 30, 2019	December 31, 2018
Tax litigations	29,199	33,481
Civil litigations	7,324	7,583
Labor litigations	4,896	5,717
Environmental litigations	4,373	4,070
Total	45,792	50,851

i - Tax litigations -  The most relevant contingent tax liabilities are associated with proceedings related to the (i) collection of IRPJ and CSLL, (ii) challenges of PIS and COFINS tax credits, (iii) assessments related to mining royalties (CFEM), and (iv) collection of ICMS, in particular related to credits we claimed in connection with the sale and transmission of electricity; collection of ICMS in connection with goods that enter into the State of Pará and collection of ICMS and penalties in connection with the transportation of iron ore by Vale itself. The changes over the period is mainly due to the reevaluation by the Company of the contingent liabilities regarding the deduction of CSLL from the taxable corporate income, the new tax proceedings related to ISS, PIS, COFINS, CSLL, the variation of the amount involved in IRPJ and IRRF proceedings, as well as the imposition of the accrued interest and monetary updated on the amounts in dispute.

ii - Civil litigations - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigations - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigations - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)   Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	June 30, 2019	December 31, 2018
Tax litigations	4,136	4,143
Civil litigations	493	231
Labor litigations	2,107	2,150
Environmental litigations	92	125
Brumadinho event	12,470	—
Total	19,298	6,649

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$10.2 billion in guarantees for its lawsuits, as an alternative to judicial deposits.

For the Brumadinho event, the Company has additional guarantees in the amount of R$5.3 billion, of which only R$500 were presented in court and used to release the respective judicial deposit during the period ended June 30, 2019.

Following the conclusion of the final agreement with the Public Prosecutor’s Office, signed on July 15, 2019 (subsequent event), the judicial deposit in the amount of R$1.6 billion, related to the Brumadinho event, was refunded to the Company.

On July 9, 2019 (subsequent event), the decision issued by the 6th Public Treasury Court of Minas Gerais authorized the substitution of R$5 billion, being R$2.5 billion for each of the two main lawsuits raised by the Public Prosecutors of Minas Gerais due to the dam I failure of Brumadinho, by guarantees. As of the date of issuance of these interim financial statements, such funds have not been released yet.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of R$20.2 billion. In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is R$155 billion.

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguishes (i) the public civil claim of R$20.2 billion filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of R$155 billion filed by MPF.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale S.A., a BHP Billiton Limited, a BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs allege that Vale S.A. made false and misleading statements or not made disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures.

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. Such decision is appealable and plaintiff’s legal deadline is still ongoing.  Based on the assessment of the Company´s legal consultants, the defendants would have better arguments for a defense in case an appeal is filed by plaintiffs.

(iii) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, with no decision.

On April 23, 2019, the Federal Court from the 1st Region (“TRF1”) issued an Habeas Corpus writ and granted it to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same opportunity, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the criminal action currently awaits a new ruling. According to the due process of law, this new ruling will necessarily analyze the hypothesis of summary acquittal.

(iv) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested for a judicial order to secure the payment of alleged federal tax and social security debts in the amount of R$10 billion regarding a Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. Such decision shall be submitted to the confirmation by Superior Courts.

e) Contingent Assets

(i) Compulsory loan

In 1999, the Company filed an ordinary suit in order to obtain the refund of the monetary adjustment and interests due over the compulsory loans paid in the period within 1977 and 1993. The Company has obtained a favorable unappealable decision, which partially recognized its right to be refunded about the difference of the monetary adjustment and interests due over the compulsory loans related to the third convertible bonds issued by Eletrobrás in the period within 1987 and 1993. The pleadings of the Company regarding the first and second convertible bonds (1978 to 1986) were refused by the Court. In 2015, the Company requested for the execution of the judgement in the amount of R$524. A judicial decision determining the total amount to be refunded to the Company is still pending, then the related asset has not been accounted in Vale’s financial statements yet.

(ii) ICMS included in PIS and COFINS tax base

In March 2017, the Federal Supreme Court (STF) decided that the ICMS shall not be included in PIS and COFINS tax basis. The decision is not final as an appeal by the Office of the Attorney General for the Natinoal Treasury (PGFN) is still pending. Vale has been litigating this issue in two judicial proceedings, related to taxable events after December 2001. On March 18, 2019, a favorable judicial decision in one of these proceedings became final and unappealable (with respect to assessments after March 2012). In the other case, Vale is waiting the publication of the decision issued by Federal Regional Court of the 2nd Region on July 30, 2019 (subsequent event), which applicated the STF position. This decision is not final, once it is challengeable. The asset has not yet been recognized in the financial statements as the determination of its amount is subject to a final decision request for clarification (embargos de declaração) before the STF, which is pending.

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guiné) Limited), which had iron ore concession rights in Simandou South(“Zogota”) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. In 2014, the Republic of Guinea revoked that concession after a finding that BSGR had obtained it through bribery of Guinean government officials, while finding that Vale did not participate in any way in that bribery.

In April 2019, the Company was summoned of an award from an arbitral tribunal in London granting the amount of R$4,599 (US$1.2 billion) plus costs and interest (with interest and costs, exceeding R$7,664 (US$2.0 billion), against BSG Resources Limited (“BSGR”), for fraud, misrepresentations and breaches of warranties by BSGR in inducing Vale to enter into a joint venture to develop a concession for mining iron ore in the Simandou region of the Republic of Guinea.

Vale S.A. commenced proceedings against BSG Resources Limited (“BSGR”) before Courts in London, United Kingdom and in the United States District Court for the Southern District of New York to enforce Vale’s arbitral award against BSGR.

On the other hand, BSGR has also commenced proceedings in London challenging the enforcement of the award and before Courts in New York. Vale intends to defend the enforcement of the award and to pursue collection of this award by all legally available means, including other possible jurisdictions, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

23.                               Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,127)	(16,654)	(5,539)	(13,861)	(15,226)	(4,956)
Fair value of assets	20,305	13,685	—	18,355	12,681	—
Effect of the asset ceiling	(7,178)	—	—	(4,494)	—	—
Liabilities	—	(2,969)	(5,539)	—	(2,545)	(4,956)

Current liabilities	—	(27)	(280)	—	(74)	(202)
Non-current liabilities	—	(2,942)	(5,259)	—	(2,471)	(4,754)
Liabilities	—	(2,969)	(5,539)	—	(2,545)	(4,956)

24.                     Stockholders’ equity

a) Share capital

As at June 30, 2019, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2019
	ON	PNE	Total
Stockholders
Litel Participações S.A. and Litela Participações S.A.	1,075,773,534	—	1,075,773,534
BNDES Participações S.A.	323,496,276	—	323,496,276
Bradespar S.A.	293,907,266	—	293,907,266
Mitsui & Co., Ltd	286,347,055	—	286,347,055
Foreign investors - ADRs	1,193,226,629	—	1,193,226,629
Foreign institutional investors in local market	1,161,679,558	—	1,161,679,558
FMP - FGTS	51,559,059	—	51,559,059
PIBB - Fund	2,726,464	—	2,726,464
Institutional investors	422,279,974	—	422,279,974
Retail investors in Brazil	317,287,379	—	317,287,379
Brazilian Government (Golden Share)	—	12	12
Shares outstanding	5,128,283,194	12	5,128,283,206
Shares in treasury	156,191,576	—	156,191,576
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	77,300	—	77,300

Total authorized shares	7,000,000,000	—	7,000,000,000

b) Shares in treasury

As of June 30, 2019, the Company had 156.191.576 treasury shares of which 58.619.166 are judicially blocked due to the Brumadinho event. On July 11, 2019 (subsequent event), the amount has been released to the Company, due to the suspension of the judicial decision.

The Company used 2,024,059 of its treasury shares to pay the Matching program of its eligible executives, except for those whose variable remuneration was suspended as described in note 3, in the amount of R$84. It was recognized as “assignment and transfer of shares”.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25.                     Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)        Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2019				2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	377	267	180	824	256	279	189	724
Cost and operating expenses	(1,555)	(26)	—	(1,581)	(1,834)	(14)	—	(1,848)
Financial result	(45)	(1)	(4)	(50)	226	(1)	(335)	(110)

	Consolidated
	Six-month period ended June 30,
	2019				2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	620	522	345	1,487	594	531	346	1,471
Cost and operating expenses	(3,437)	(56)	—	(3,493)	(3,469)	(81)	—	(3,550)
Financial result	(33)	(2)	(120)	(155)	355	—	(506)	(151)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the leases of the pelletizing plants.

b)        Outstanding balances with related parties

	Consolidated
	June 30, 2019				December 31, 2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Assets
Cash and cash equivalents	—	—	2,656	2,656	—	—	4,867	4,867
Accounts receivable	413	217	12	642	426	163	12	601
Dividends receivable	416	37	—	453	511	—	—	511
Loans	7,410	—	—	7,410	7,657	—	—	7,657
Derivatives financial instruments	—	—	1,167	1,167	—	—	1,151	1,151
Other assets	233	—	—	233	96	—	—	96

Liabilities
Supplier and contractors	1,724	94	138	1,956	854	80	94	1,028
Loans	—	5,197	9,991	15,188	—	5,136	10,268	15,404
Derivatives financial instruments	—	—	418	418	—	—	433	433
Other liabilities	1,534	269	—	1,803	2,978	—	—	2,978

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Coal segment transactions

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala’s logistic corridor, closed the project financing and repaid a portion of the shareholders loans from Vale, in the amount of R$8,434 (US$2,572 million). The outstanding receivable of R$7,410 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique, which carries interest at 6.54% p.a.

26.                     Select notes to Parent Company information (individual interim information)

a)        Investments

	Parent company
	2019	2018
Balance at January 1st,	139,510	117,387
Additions/Capitalizations (i)	2,334	882
Disposals	(84)	—
Translation adjustment	(69)	14,118
Equity results in income statement	7,118	4,023
Equity results in statement of comprehensive income	(589)	(20)
Dividends declared	(1,082)	(1,672)
Others (ii)	(21)	3,981
Balance at June 30,	147,117	138,699

(i) Refers to the acquisition of New Steel Global N.V. (note 12b).

(ii) In 2018 Includes assets held for sale (Vale Fertilizantes) that were indirectly sold by the Parent Company.

b)        Intangibles

	Parent company
	Concessions (i)	Right of use	Software	Total
Balance at December 31, 2018	15,240	105	277	15,622
Additions	817	—	58	875
Disposals	(44)	—	—	(44)
Amortization	(454)	(3)	(124)	(581)
Balance at June 30, 2019	15,559	102	211	15,872
Cost	19,658	223	2,599	22,480
Accumulated amortization	(4,099)	(121)	(2,388)	(6,608)
Balance at June 30, 2019	15,559	102	211	15,872

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2017	12,773	111	587	13,471
Additions	2,151	—	13	2,164
Disposals	(32)	—	—	(32)
Amortization	(221)	(3)	(178)	(402)
Balance at June 30, 2018	14,671	108	422	15,201
Cost	18,292	223	4,056	22,571
Accumulated amortization	(3,621)	(115)	(3,634)	(7,370)
Balance at June 30, 2018	14,671	108	422	15,201

(i) Based on technical studies carried out by an independent company and after approval by the regulatory agency (ANTT), the Company reduced the useful life of its railroad tracks in 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)   Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements (ii)	Others	Constructions in progress	Total
Balance at December 31, 2018	1,735	26,559	30,593	10,004	7,689	—	19,240	7,996	103,816
Additions (i)	—	—	—	—	—	2,287	—	2,424	4,711
Disposals	(2)	(415)	(106)	(70)	(219)	—	(648)	(97)	(1,557)
Assets retirement obligation	—	—	—	—	466	—	—	—	466
Depreciation, amortization and depletion	—	(502)	(706)	(671)	(296)	(151)	(965)	—	(3,291)
Transfers	2	525	463	855	(274)	—	1,615	(3,186)	—
Balance at June 30, 2019	1,735	26,167	30,244	10,118	7,366	2,136	19,242	7,137	104,145
Cost	1,735	33,433	38,715	17,939	9,705	2,287	31,813	7,137	142,764
Accumulated depreciation	—	(7,266)	(8,471)	(7,821)	(2,339)	(151)	(12,571)	—	(38,619)
Balance at June 30, 2019	1,735	26,167	30,244	10,118	7,366	2,136	19,242	7,137	104,145

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2017	1,739	25,315	27,204	9,716	5,367	—	18,205	15,432	102,978
Additions (i)	—	—	—	—	—	—	—	1,174	1,174
Disposals	—	(1)	(125)	(32)	—	—	(28)	(15)	(201)
Assets retirement obligation	—	—	—	—	30	—	—	—	30
Depreciation, amortization and depletion	—	(406)	(602)	(631)	(139)	—	(868)	—	(2,646)
Transfers	22	1,143	3,370	1,280	622	—	2,110	(8,547)	—
Balance at June 30, 2018	1,761	26,051	29,847	10,333	5,880	—	19,419	8,044	101,335
Cost	1,761	31,634	36,991	17,604	7,770	—	29,690	8,044	133,494
Accumulated depreciation	—	(5,583)	(7,144)	(7,271)	(1,890)	—	(10,271)	—	(32,159)
Balance at June 30, 2018	1,761	26,051	29,847	10,333	5,880	—	19,419	8,044	101,335

(i) Includes capitalized borrowing costs.

(ii) Refers to the recognition of the leases in accordance with IFRS 16 (note 2c).

d)   Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Principal in:
US$	912	557	8,654	9,004
EUR	—	—	3,269	3,329
R$	1,938	1,581	9,674	10,749
Accrued charges	306	385	—	—
Total	3,156	2,523	21,597	23,082

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2019	893
2020	3,942
2021	3,019
2022	3,360
Between 2023 and 2027	10,826
2028 onwards	2,407
24,447

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e)   Provisions

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Payroll, related charges and other remunerations (i)	1,661	2,808	—	—
Environmental obligations	254	277	525	514
Asset retirement obligations	119	158	3,303	3,217
Provisions for litigation	—	—	5,029	4,483
Employee postretirement obligations	112	88	1,552	1,544
Provisions	2,146	3,331	10,409	9,758

(i) Change mainly due to payment of profit sharing program.

f)   Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,240	467	1,767	9	4,483
Additions and reversals, net (i)	20	489	205	20	734
Payments	(1)	(97)	(187)	—	(285)
Indexation and interest	(11)	46	56	6	97
Balance at June 30, 2019	2,248	905	1,841	35	5,029

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	2,117	308	1,770	24	4,219
Additions and reversals, net	4	32	169	(10)	195
Payments	(5)	(7)	(114)	—	(126)
Indexation and interest	56	3	59	1	119
Additions - discontinued operations	43	26	(14)	1	56
Balance at June 30, 2018	2,215	362	1,870	16	4,463

(i) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

g)   Contingent liabilities

	Parent company
	June 30, 2019	December 31, 2018
Tax litigation	26,382	30,808
Civil litigation	5,468	5,371
Labor litigation	4,709	5,398
Environmental litigation	4,212	3,897
Total	40,771	45,474

h)   Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Six-month period ended June 30,
	2019	2018
Income (loss) before income taxes	(9,765)	3,558
Income taxes at statutory rates - 34%	3,320	(1,210)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	1,588
Tax incentives	34	436
Equity results	2,420	1,366
Others	(2,815)	(10)
Income taxes	2,959	2,170

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

27.       Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2019, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

To reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019		December 31, 2018		Index	Average rate	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019	2020	2021+

CDI vs. US$ fixed rate swap							(134)	(178)	(13)	30	(31)	(61)	(42)
Receivable	R$	2,591	R$	1,581	CDI	100.71%
Payable	US$	704	US$	456	Fix	3.24%

TJLP vs. US$ fixed rate swap							(1,056)	(1,433)	(373)	43	(763)	(58)	(235)
Receivable	R$	2,887	R$	2,303	TJLP +	1.18%
Payable	US$	1.029	US$	994	Fix	1.71%

TJLP vs. US$ floating rate swap							(200)	(215)	(14)	5	(200)	—	—
Receivable	R$	166	R$	181	TJLP +	0.81%
Payable	US$	98	US$	107	Libor +	-1.25%

R$ fixed rate vs. US$ fixed rate swap							(103)	(36)	55	17	(15)	43	(131)
Receivable	R$	1,126	R$	1,078	Fix	7.21%
Payable	US$	355	US$	351	Fix	-0.78%

IPCA vs. US$ fixed rate swap							(159)	(310)	(101)	20	—	(33)	(126)
Receivable	R$	976	R$	1,315	IPCA +	6.37%
Payable	US$	303	US$	434	Fix	4.25%

IPCA vs. CDI swap							409	344	—	—	22	215	172
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019		December 31, 2018		Index	Average rate	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019	2020	2021+

EUR fixed rate vs. US$ fixed rate swap							(65)	(2)	(19)	25	—	(19)	(46)
Receivable	€500		€500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

b) Commodities derivative positions

(i)       Bunker Oil and Brent Crude Oil purchase cash flows protection program

To reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the Company’s cash flow volatility, bunker oil hedging transactions were implemented, through options contracts and on Brent Crude Oil for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to fuel oil price changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019

Call options	175,000	2,100,000	B	414	5	4	—	2	5
Put options	175,000	2,100,000	S	284	—	(115)	—	—	—
Total					5	(111)	—	2	5

Brent Crude Oil Contracts

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/bbl)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019

Call options	1,047,750	—	B	83	2	—	—	1	2
Put options	1,047,750	—	S	40	—	—	—	—	—
Total					2	—	—	1	2

(ii) Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019	2020+

Fixed price sales protection
Nickel forwards	9,413	7,244	B	12,325	15	(39)	16	13	16	(1)

Raw material purchase protection
Nickel forwards	195	120	S	12,342	—	1	—	0.3	0.2	—
Copper forwards	61	81	S	6,137	—	—	—	—	—	—
Total					15	(38)	16	13.3	16.2	(1)

c) Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/day)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019

Freight forwards	675	480	B	13,868	8	3	(6)	2	8

d) Wheaton Precious Metals Corp. warrants

The Company owns warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants have payoff similar to that of an american call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/share)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2023

Call options	10,000,000	10,000,000	B	44	43	32	—	5	43

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of VLI’s shares, owned by the Company. This option may be fully or part exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, as of December 2017 until the maturity date of the debentures, December 2027.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2027

Conversion options	140,239	140,239	S	7,580	(210)	(228)	—	12	(210)

f) Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

In 2015, the Company entered into an agreement to sell a stake of its interest in MBR and under the terms agreed, the Company has a call option in place giving right to buy back this non-controlling interest at any time by 2025 for a consideration calculated based on terms set under the agreement. Moreover, under certain restrict and contingent conditions, which are beyond both acquirer’s and seller’s control, the contract gives the acquirer the right to sell back its stake to the Company.

	Notional (quantity, in millions)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019+

Options	2,139	2,139	B/S	1.7	1,227	1,082	—	51	1,227

g) Option related to SPCs Casa dos Ventos

The Company acquired in January 2019 a call option related to shares of the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (SPCs Casa dos Ventos), which are part of the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia, with commercial operation scheduled for the first half of 2020. This option was acquired in the context of the Company’s signing of electric power purchase and sale agreements with Casa dos Ventos, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2022

Call option	137,751,623	—	B	2.69	53	—	—	5	53

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h) Embedded derivatives in contracts

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment until August 2020. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019+

Put option	1,105,070,863	1,105,070,863	S	3.88	(256)	(400)	—	34	(256)

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019

Nickel forwards	1,130	3,763	S	12,263	3	6	—	1.5	3
Copper forwards	981	2,035	S	6,162	1	1	—	0.5	1
Total					4	7	—	2	4

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2019	2019	2020+

Call options	746,667	746,667	S	233	(5)	(4)	—	4	(1)	(4)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•  Probable: the probable scenario was defined as the fair value of the derivative instruments as at June 30, 2019

•  Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

•  Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(134)	(734)	(1,334)
	US$ interest rate inside Brazil decrease	(134)	(151)	(169)
	Brazilian interest rate increase	(134)	(134)	(134)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,056)	(1,844)	(2,632)
	US$ interest rate inside Brazil decrease	(1,056)	(1,091)	(1,128)
	Brazilian interest rate increase	(1,056)	(1,131)	(1,200)
	TJLP interest rate decrease	(1,056)	(1,129)	(1,204)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(200)	(294)	(388)
	US$ interest rate inside Brazil decrease	(200)	(202)	(203)
	Brazilian interest rate increase	(200)	(202)	(203)
	TJLP interest rate decrease	(200)	(202)	(203)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(103)	(423)	(742)
	US$ interest rate inside Brazil decrease	(103)	(119)	(135)
	Brazilian interest rate increase	(103)	(136)	(168)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(159)	(463)	(767)
	US$ interest rate inside Brazil decrease	(159)	(168)	(177)
	Brazilian interest rate increase	(159)	(180)	(201)
	IPCA index decrease	(159)	(172)	(184)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	409	362	312
	IPCA index decrease	409	381	353
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(381)	(353)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(65)	(699)	(1,333)
	Euribor increase	(65)	(69)	(73)
	US$ Libor decrease	(65)	(103)	(141)
Protected item: EUR denominated debt	EUR depreciation	n.a.	699	1,333

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Options	Bunker Oil price decrease	5	(9)	(93)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	9	93

Maritime Freight protection
Forwards	Freight price decrease	8	(4)	(14)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	4	14

Nickel sales fixed price protection
Forwards	Nickel price decrease	15	(97)	(208)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	97	208

Purchase protection program
Nickel forwards	Nickel price increase	—	(3)	(5)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	3	5

Copper forwards	Copper price increase	—	(0.3)	(0.7)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.3	0.7

Wheaton Precious Metals Corp. warrants	WPM stock price decrease	43	11	—

Conversion options - VLI	VLI stock value increase	(210)	(347)	(535)

Options - MBR	Iron ore price decrease	1,227	855	497

Option - SPCs Casa dos Ventos	SPCs Casa dos Ventos stock value decrease	53	18	2

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	1	(12)	(25)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	1	(5)	(10)
Embedded derivatives - Gas purchase	Pellet price increase	(5)	(13)	(26)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(256)	(797)	(1,749)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

j) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions

Long term ratings by counterparty	Moody’s	S&P
Agricultural Bank of China	A1	A
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A2	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BBB-
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	A2	A+
Bank of Shanghai	Baa2	—
Bank of Tokyo Mitsubishi UFJ	A1	A-
Bank Rakyat	Baa2	BBB-
Banpará	—	BB-
Barclays	Baa3	BBB
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-
BNP Paribas	Aa3	A+
BTG Pactual	Ba3	BB-
Caixa Econômica Federal	Ba3	BB-
Calyon	A1	A+
Canadian Imperial Bank	Aa2	A+
China Construction Bank	A1	A
CIMB Bank	Baa1	A-
Citigroup	A3	BBB+

Long term ratings by counterparty	Moody’s	S&P
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Industrial and Commercial Bank of China	A1	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Millenium BIM	A1	A-
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
Muscat Bank	Ba2	BB
National Australia Bank	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Ba2	—
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
Toronto Dominion Bank	Aa3	AA-
UBS	Aa3	A-
Unicredit	Baa1	BBB

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

k) Market curves

The curves used on the pricing of derivatives instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	12,665	DEC19	12,756	JUN20	12,910
JUL19	12,657	JAN20	12,783	JUN21	13,197
AUG19	12,687	FEB20	12,807	JUN22	13,495
SEP19	12,704	MAR20	12,837	JUN23	13,807
OCT19	12,710	APR20	12,861
NOV19	12,730	MAY20	12,883

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.71	DEC19	2.72	JUN20	2.73
JUL19	2.72	JAN20	2.72	JUN21	2.75
AUG19	2.72	FEB20	2.73	JUN22	2.77
SEP19	2.72	MAR20	2.73	JUN23	2.79
OCT19	2.72	APR20	2.73
NOV19	2.72	MAY20	2.73

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	410	DEC19	330	JUN20	316
JUL19	402	JAN20	323	JUN21	299
AUG19	386	FEB20	319	JUN22	254
SEP19	367	MAR20	317	JUN23	217
OCT19	350	APR20	316
NOV19	338	MAY20	316

Brent Crude

Maturity	Price (US$/bbL)	Maturity	Price (US$/bbL)	Maturity	Price (US$/bbL)
SPOT	65	DEC19	63	JUN20	62
JUL19	65	JAN20	63	JUN21	60
AUG19	64	FEB20	63	JUN22	58
SEP19	64	MAR20	63	JUN23	56
OCT19	64	APR20	63
NOV19	64	MAY20	62

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	19,360	DEC19	19,593	JUN20	13,983
JUL19	18,317	JAN20	13,213	Cal 2020	15,106
AUG19	17,996	FEB20	13,213	Cal 2021	13,433
SEP19	18,079	MAR20	13,213	Cal 2022	13,371
OCT19	18,433	APR20	13,983
NOV19	19,238	MAY20	13,983

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii)  Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/19	3.28	06/01/20	2.46	10/03/22	2.42
09/02/19	2.97	07/01/20	2.47	01/02/23	2.43
10/01/19	2.86	10/01/20	2.44	04/03/23	2.46
11/01/19	2.79	01/04/21	2.37	07/03/23	2.48
12/02/19	2.74	04/01/21	2.39	10/02/23	2.50
01/02/20	2.69	07/01/21	2.37	01/02/24	2.55
02/03/20	2.62	10/01/21	2.36	04/01/24	2.60
03/02/20	2.59	01/03/22	2.38	07/01/24	2.60
04/01/20	2.56	04/01/22	2.40	01/02/25	2.64
05/04/20	2.50	07/01/22	2.38	07/01/25	2.69

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.39	6M	2.12	11M	2.03
2M	2.33	7M	2.09	12M	2.02
3M	2.32	8M	2.07	2Y	1.83
4M	2.22	9M	2.05	3Y	1.78
5M	2.16	10M	2.04	4Y	1.79

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/19	6.26	06/01/20	6.26	10/03/22	6.26
09/02/19	6.26	07/01/20	6.26	01/02/23	6.26
10/01/19	6.26	10/01/20	6.26	04/03/23	6.26
11/01/19	6.26	01/04/21	6.26	07/03/23	6.26
12/02/19	6.26	04/01/21	6.26	10/02/23	6.26
01/02/20	6.26	07/01/21	6.26	01/02/24	6.26
02/03/20	6.26	10/01/21	6.26	04/01/24	6.26
03/02/20	6.26	01/03/22	6.26	07/01/24	6.26
04/01/20	6.26	04/01/22	6.26	01/02/25	6.26
05/04/20	6.26	07/01/22	6.26	07/01/25	6.26

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/19	6.40	06/01/20	5.81	10/03/22	6.55
09/02/19	6.36	07/01/20	5.80	01/02/23	6.64
10/01/19	6.28	10/01/20	5.81	04/03/23	6.73
11/01/19	6.18	01/04/21	5.85	07/03/23	6.80
12/02/19	6.07	04/01/21	5.94	10/02/23	6.86
01/02/20	5.98	07/01/21	6.03	01/02/24	6.92
02/03/20	5.90	10/01/21	6.16	04/01/24	6.95
03/02/20	5.88	01/03/22	6.28	07/01/24	7.02
04/01/20	5.85	04/01/22	6.38	01/02/25	7.12
05/04/20	5.83	07/01/22	6.46	07/01/25	7.21

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/19	3.78	06/01/20	3.20	10/03/22	3.71
09/02/19	3.74	07/01/20	3.20	01/02/23	3.73
10/01/19	3.66	10/01/20	3.33	04/03/23	3.76
11/01/19	3.57	01/04/21	3.44	07/03/23	3.78
12/02/19	3.46	04/01/21	3.50	10/02/23	3.79
01/02/20	3.37	07/01/21	3.56	01/02/24	3.81
02/03/20	3.29	10/01/21	3.60	04/01/24	3.80
03/02/20	3.27	01/03/22	3.66	07/01/24	3.83
04/01/20	3.24	04/01/22	3.68	01/02/25	3.86
05/04/20	3.22	07/01/22	3.69	07/01/25	3.89

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	(0.42)	6M	(0.37)	11M	(0.36)
2M	(0.41)	7M	(0.37)	12M	(0.36)
3M	(0.39)	8M	(0.37)	2Y	(0.38)
4M	(0.38)	9M	(0.37)	3Y	(0.35)
5M	(0.38)	10M	(0.36)	4Y	(0.30)

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.96	6M	2.00	11M	1.05
2M	1.97	7M	1.70	12M	0.95
3M	1.97	8M	1.49	2Y	1.80
4M	1.99	9M	1.30	3Y	1.77
5M	2.01	10M	1.16	4Y	1.77

Currencies - Ending rates

CAD/US$	—	0.7638	US$/BRL	—	3.8322	EUR/US$	—	1.1380

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 31, 2019		Director of Investor Relations